January 31, 2008
Via EDGAR
Securities and Exchange Commission
Attention: Sean Donahue
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Archer-Daniels-Midland Company
Form 10-K for the fiscal year ended June 30, 2007
Filed August 27, 2007 File No. 1-00044
Dear Mr. Donahue:
     I am writing this letter to confirm our recent conversation regarding the deadline for Archer-Daniels-Midland Company’s response to the SEC staff’s comment letter dated January 30, 2008 regarding the above-referenced filing. As we discussed, you agreed that the Company’s response could be filed by February 29, 2008.
     We appreciate the staff’s courtesy in responding to this request.

Very truly yours, W. Morgan Burns Partner

cc:	D. J. Schmalz
D.J. Smith